EDGAR CORRESPONDENCE

April 16, 2013

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Kim Browning

Re:	Davis Series, Inc. Securities Act of 1933, File No. 002-57209, and Investment

Company Act of 1940, File No. 811-02679

Dear Ms. Browning:

You have asked Davis Series, Inc. (“Registrant”) to file a correspondence letter reflecting the Registrant’s responses to SEC oral comments received on April 9, 2013 regarding six authorized series of the Registrant’s post-effective amendment number 62 filed on Edgar on February 19, 2013. SEC comments are in bold, Registrant’s responses immediately follow.

General

(1) Comments regarding one series of Davis Series also apply to other series, when applicable.

Agreed.

Summary Prospectus (Form N-1A Items 1 through 8):

(1) Risk/Return Summary: Fee Table. Confirm that none of the Funds invest in “Acquired Funds” as described in Instruction 3(f) of Item 3 of Form N-1A.

Confirmed.

(2) Risk/Return Summary: Fee Table. Match the disclosure in the Expense Example to the disclosure used in Item 3.

Agreed. Disclosure has been amended to read as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Note: The Registrant does not impose sales charges on reinvested dividends or other distributions. Therefore the following disclosure included in the Expense has been omitted:

The Example does not reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.

(3) Risk/Return Summary: Portfolio Turnover. Move disclosure explaining significant variation in Davis Opportunity Fund’s, Davis Real Estate Fund’s, and Davis Appreciation & Income Fund’s portfolio turnover rates over the two most recently completed fiscal years from Item 3 to Item 16(e) of Form N-1A.

Agreed.

(4) Confirm that there is no legal limitation on the percentage of assets which the equity Funds may invest in foreign securities.

Confirmed.

(5) Principal Investment Strategy. Confirm that the funds will not invest in securities which have not been disclosed in the prospectus and/or SAI. For example, “ Depositary receipts, consisting of American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts,” rather than “ Depositary receipts, including American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts.”

Confirmed. The Registrant has made the requested changes to the prospectus and SAI.

(6) Principal Investment Strategy. Confirm that:

(a) All of the Fund’s principal investment risks and strategies have been summarized as required by Item 4 of Form N-1A; and

(b) The Fund does not follow any principal investment strategy or risk which has not been summarized as required by Item 4 of Form N-1A.

The Registrant confirms that:

(a) All of the Fund’s principal investment risks and strategies have been summarized as required by Item 4 of Form N-1A; and

(b) The Fund does not follow any principal investment strategy nor is the Fund subject to any principal risk which has not been summarized as required by Item 4 of Form N-1A.

(7) Principal Investment Strategy. The description of the Davis Investment Discipline states that “Davis Advisors seeks equity securities which can be purchased at attractive valuations relative to their intrinsic value.” Expand this description.

Agreed. Disclosure has been amended and expanded as follows:

Davis Advisors seeks companies whose equity securities can be purchased at a discount from Davis Advisors’ estimate of the company’s intrinsic value based upon fundamental analysis of cashflows, assets and liabilities, future prospects, and other criteria which Davis Advisors deems to be material on a company by company basis.

(8) Principal Investment Strategy. The description of the Davis Investment Discipline states that “Davis Advisors’ goal is to invest in companies for the long term”, define what Davis Advisors considers to be long-term.

Agreed. Disclosure has been expanded as follows:

Davis Advisors’ goal is to invest in companies for the long term (ideally five years or longer).

(9) Davis Opportunity Fund, Principal Investment Strategy. Move the following disclosure from Item 4 Bar Chart to Items 9 through 13:

Davis Opportunity Fund made a favorable investment in an initial public offering (IPO), which had a material impact on the investment performance in 2010. The rapid appreciation was an unusual occurrence and such performance may not continue in the future”

Agreed.

(10) Davis Financial Fund, Principal Investment Strategy. Expand the disclosure for “Financial Services risk”.

Agreed. Disclosure has been expanded to:

Financial Services risk. Risks of investing in the financial services sector include: (i) Systemic risk; (ii) Regulatory actions; (iii) Changes in interest rates: unstable and/or rising interest rates; (iv) Non-diversified loan portfolios; (v) Credit; and (vi) Competition.

All six of these risks are described in greater detail in Items 9 through 13.

(11) Davis Financial Fund & Davis Real Estate Fund, Principal Investment Strategy. Davis Financial Fund and Davis Real Estate Fund include “concentration” among their principal risks. Given that the funds invest at least 80% of their assets in the financial services and real estate services sectors, respectfully, delete this risk as it is redundant.

Agreed. Concentration has been removed as a principal risk from Davis Financial Fund and Davis Real Estate Fund.

(12) Davis Real Estate Fund, Principal Investment Strategy. Clarify that the Fund may invest in foreign issuers.

Agreed. Disclosure has been expanded to read:

The Fund invests principally in common stocks of domestic and foreign companies (including indirect holdings of common stock through depositary receipts).

(13) Davis Real Estate Fund, Principal Investment Strategy. Clarify that the Fund’s investments in REITs are publicly traded REITs.

Agreed. Disclosure has been expanded to read:

Most of Davis Real Estate Fund’s real estate securities are, and will likely continue to be, interests in publicly traded REITs.

(14) Davis Appreciation & Income Fund, Principal Investment Strategy. Clarify that the Fund does not use the Davis Investment Discipline to invest in cash.

Agreed. Cash has been removed. The new disclosure is as follows:

…uses the Davis Investment Discipline to invest Davis Appreciation & Income Fund’s assets in common stock, convertible securities, preferred stock, and bonds. The Fund may also hold cash.

(15) Davis Appreciation & Income Fund, Principal Investment Strategy. Define “Appreciation.”

The Fund’s stated investment objective is “total return through a combination of growth and income.” Appreciation is equivalent to growth through capital appreciation. Disclosure includes the following statement:

The Fund’s investments in common stock issued by companies across the spectrum of market capitalizations are purchased primarily for their growth potential. Fixed income securities, consisting of both investment grade and high-yield, high-risk debt securities (“junk bonds”), are purchased both for current income and to provide diversification.

(16) Davis Appreciation & Income Fund, Principal Investment Strategy. Clarify that the Fund may invest in securities issued by both domestic and foreign issuers.

Agreed. The disclosure has been amended as follows:

The Fund may invest in large, medium, or small companies without regard to market capitalization and may invest in securities issued by both domestic or foreign companies.

(17) Davis Appreciation & Income Fund, Principal Investment Strategy. Describe high-yield, high-risk debt securities as “Junk Bonds” in the description of the principal investment strategy.

Agreed.

(18) Davis Government Bond Fund, Principal Investment Strategy. Expand Interest rate sensitivity risk to clarify the risk of rising interest rates.

Agreed. The following disclosure has been amended as follows:

Interest Rate risk. Interest rate increases can cause the price of a debt security to decrease.

(19) Davis Government Bond Fund, Davis Government Money Market Fund. Principal Investment Strategy. Add inflation risk.

Agreed. The following disclosure has been added:

Inflation risk. Also called purchasing power risk, is the chance that the cash flows from an investment won’t be worth as much in the future because of changes in purchasing power due to inflation.

(20) Risk/Return Summary, Bar Chart. Change current disclosure:

Results do not include a sales charge; if a sales charge were included, results would be lower.

to match the language of Instruction 1:

Sales loads are not reflected in the bar chart and, if these amounts were reflected, returns would be less than those shown.

Agreed.

(21) Risk/Return Summary, Average Annual Total Return Table. Disclosure states “for the periods ended December 31, 2012 (with maximum sales charge)” remove “with maximum sales charge”.

Agreed.

(22) Purchase and Sale of Fund Shares. Move the following disclosure from Item 6 to Items 9 through 14:

Class B Shares are no longer offered for new purchases. New Class B share account applications will be returned and any investments for existing Class B share accounts that are received will be made in Class A shares of Davis Government Money Market Fund. Investors may continue to exchange Class B Shares of other Davis Funds for Class B Shares of Davis Opportunity Fund and to exchange Davis Opportunity Fund Class B Shares for Class B Shares of other Davis Funds.

The Registrant respectfully disagrees. It is vital that shareholders know that Class B shares are no longer offered for new purchases. The Registrant believes this is most effectively accomplished if disclosure is included in Item 6 of the Summary Prospectus.

The Registrant’s six funds will continue to issue Class B shares in exchanges. Thus, Class B shares are still included in the registration statement, but are not available for new purchases.

Statutory Prospectus (Form N-1A Items 9 through 13):

(1) Confirm that the Statutory Prospectus describes how the Registrant determines where issuers are located.

Confirmed. The following disclosure is included in the Statutory Prospectus under Equity Risks:

Foreign Country risk. Foreign companies may issue both equity and fixed income securities. A company may be classified as either “domestic” or “foreign” depending upon which factors the Adviser considers most important for a given company. Factors which the Adviser considers in classifying a company as domestic or foreign include: (1) whether the company is organized under the laws of the United States or a foreign country; (2) whether the company’s securities principally trade in securities markets outside of the United States; (3) the source of the majority of the company’s revenues or profits; and (4) the location of the majority of the company’s assets. The Adviser generally follows the country classification indicated by a third party service provider but may use a different country classification if the Adviser’s analysis of the four factors provided above or other factors that the Adviser deems relevant indicates that a different country classification is more appropriate.

(2) Davis Real Estate Fund. Disclose that to the extent that the management fees paid to REITs are for the same or similar services as the management fees paid by the Fund, there will be a layering of fees that would increase expenses and decrease returns.

Agreed. Disclosure has been expanded to read:

To the extent that the management fees paid to REITs are for the same or similar services as the management fees paid by the Fund, there will be a layering of fees that would increase expenses and decrease returns. Securities issued by REITs may trade less frequently and be less liquid than other common stock issued by other companies.

(3) Davis Appreciation & Income Fund. disclose (i) the minimum credit requirements, (ii) what the Fund will do in the event a bond is downgraded, and (iii) the credit rating services relied upon.

Agreed. The disclosure has been added:

The Fund may invest in high-yield, high-risk debt securities rated BB or lower by Standard & Poor’s Corporation (“S&P”) or Ba or lower by Moody’s Investors Service (“Moody’s”) or unrated securities. Securities rated BB or lower by S&P and Ba or lower by Moody’s are referred to in the financial community as “junk bonds” and may include D-rated securities of issuers in default. The Fund will not purchase unrated debt securities, or debt securities rated BB or Ba or lower if the securities are in default at the time of purchase or if such purchase would then cause more than 20% of the Fund’s net assets to be invested in such lower-rated securities. The Fund may continue to retain a security whose rating has changed, that becomes unrated, or if the security has defaulted.

Appendix A of the SAI provides a detailed description of S&P and Moody’s debt ratings.

(4) Eliminate the following statement:

The Adviser may adjust the average maturity of Davis Government Money Market Fund’s portfolio and Davis Government Bond Fund’s portfolio from time to time, depending on the Adviser’s assessment of the relative yields available on securities of different maturities, and its assessment of future interest rate patterns and market risk. Thus, at various times, the average maturity of the portfolio may be relatively short (as short as one day for either Davis Government Money Market Fund or Davis Government Bond Fund), and at other times may be relatively long (up to sixty days for Davis Government Money Market Fund and up to three years for Davis Government Bond Fund).

Agreed.

(5) List the principal government agencies Davis Government Bond Fund will invest in and whether they are protected by the full faith and credit of the U. S. Government.

Agreed. The disclosure has been amended as follows:

U.S. Government Securities. U.S. Government securities represent loans by investors to the U.S. Treasury Department or a wide variety of government agencies and instrumentalities. Securities issued by most U.S. government entities are neither guaranteed by the U.S. Treasury nor backed by the full faith and credit of the U.S. government. These entities include, among others, the Federal Home Loan Banks (FHLBs), the Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC). Securities issued by the U.S. Treasury and a small number of U.S. government agencies, such as the Government National Mortgage Association (GNMA), are backed by the full faith and credit of the U.S. government. The market values of U.S. government and agency securities and U.S. Treasury securities are subject to fluctuation.

(6) Disclosure for Large Capitalization Companies risk is stated to apply to companies with $10 billion or more in market capitalization. Confirm that $10 billion or more in market capitalization is the Advisers’ definition of a large capitalization company.

Confirmed.

(7) Disclosure refers to “Bonds and Other Debt Securities”. Confirm that all debt securities which are principal investments are described in the prospectus.

Confirmed.

(8) Disclosure states that; “A request is in good order when all documents, which are required to constitute a legal purchase or sale of shares, have been received.” Specify by whom the documents must be received.

Agreed. Disclosure has been expanded as follows:

A request is in good order when all documents, which are required to constitute a legal purchase or sale of shares, have been received by Davis Funds’ transfer agent or other qualified financial intermediary (as defined above).

(9) Point out disclosure that foreign securities are more likely to require fair value determination than domestic securities and the reasons for that.

The section entitled “Valuation of Portfolio Securities” includes the following disclosure:

In general, foreign securities are more likely to require a fair value determination than domestic securities because circumstances may arise between the close of the market on which the securities trade and the time as of which a Fund values its portfolio securities, which may affect the value of such securities.

(10) Point out disclosure that only the purchase side of an exchange may be rejected.

The section entitled “Right to Reject or Restrict any Purchase or Exchange Order” includes the following disclosure:

“Exchanges involve both a redemption and a purchase, only the purchase side of the exchange may be rejected or restricted.”

(11) List all reasons which may cause a purchase or an exchange to be rejected.

The Registrant does not believe it is possible to anticipate or list all of the possible means by which investors may seek to take advantage of other investors or harm the Fund. Existing disclosure in the section entitled “Right to Reject or Restrict any Purchase or Exchange Order” provides the following examples which the Registrant believes provide a fair understanding of the potential basis for rejection:

Davis Funds and the Distributor will not reject or restrict a redemption order without adequate reason, including but not limited to allowing a purchase check to clear, a court order, etc…. Davis Funds are not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the securities markets. Accordingly, purchases or exchanges that are part of activity that Davis Funds or the Distributor have determined may involve actual or potential harm to a fund may be rejected.

(12) Disclosure in the section entitled “What You Need to Know Before You Sell Your Shares” provides that redemptions above $250,000 may be paid in liquid or illiquid securities. Add disclosure that the shareholder may be unable to sell illiquid securities.

Agreed. The following disclosure has been added:

You may be unable to sell illiquid securities.

Statement of Additional Information (Form N-1A Items 14 through 27):

(1) Confirm that the statement of additional information is in compliance with Item 16(b) of Form N-1A: “Investment Strategies and Risks. Describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.”

Confirmed.

(2) Confirm that the statement of additional information is in compliance with General Instruction C.2(b)’s instruction: “The Fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus.”

Confirmed.

(3) Confirm that no principal investment strategies or risks are disclosed in the statement of additional information unless they are also disclosed in the prospectus.

Confirmed.

(4) Add disclosure that derivatives may be used to implement speculative strategies.

Agreed. Disclosure has been amended to read as follows:

The equity Funds can invest in a variety of derivative investments to pursue their investment objectives using both speculative and hedging strategies.

(5) Confirm that every form of derivative investment in which the Fund may invest, including their potential uses and risks, are disclosed in the statement of additional information.

Confirmed.

(6) Confirm that the Fund does not invest in total return swaps.

Confirmed.

(7) Confirm that the Fund’s management is aware of the letter from Barry Miller to Karrie McMillan, General Counsel of the ICI dated July 10, 2010 discussing derivatives.

Confirmed.

(8) Confirm that legal references, such as “as permitted by the Investment Company Act of 1940” includes further explanation.

Confirmed. Such legal references are used to describe the Funds’ fundamental investment policies. Each legal reference is followed by a further explanation.

(9) Point out disclosure describing what the Fund would do if illiquid securities exceed 15%.

Disclosure has been amended to read as follows:

Restricted and Illiquid Securities. The Fund may invest in restricted securities that are subject to contractual restrictions on resale. The Fund’s policy is to not purchase or hold illiquid securities (which may include restricted securities) if more than 15% of the Fund’s net assets would then be illiquid. If illiquid securities exceeded 15% of the value of the Fund’s net assets, the Adviser would attempt to reduce the Fund’s investment in illiquid securities in an orderly fashion. Davis Government Money Market Fund may not purchase illiquid securities if more than 10% of the value of the Fund’s net assets would be invested in such securities.

(10) Point out disclosure limiting the Fund’s securities lending to 33 1/3%.

The word “Lend” has been added to the heading of the following disclosure in the section entitled “Non-Fundamental Investment Policies”:

Mortgage, Pledge, Lend, or Hypothecate Assets. The Fund will not mortgage, pledge, or hypothecate more than 33 1/3% of its total assets, taken at market value in securities lending or other activities.

(11) Point out disclosure which distinguishes “Industry” from “Sector” in the Fundamental Policies.

An example of the disclosure is Davis Financial Fund’s concentration policy:

Concentration (Davis Financial Fund). The Fund concentrates its investments in the financial services industry.

Further Explanation of Concentration Policy. Financial services are a “sector” composed of a number of “industries,” examples of which are included in the following paragraph. The concentration policy requires the Fund to invest at least 25% of its assets in securities principally engaged in the financial services group of industries which together make up the financial services sector. Due to the non-fundamental Name Policy, under normal circumstances the Fund invests at least 80% of its net assets, plus any borrowing for investment purposes, in securities issued by companies principally engaged in the financial services sector.

Tandy Representations

Davis Series, Inc. acknowledges that

1. The Fund is responsible for the accuracy and adequacy of the disclosures in the Fund’s filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.

Please call the undersigned at 520/434-3771 with any comments or questions.

Respectfully,

/s/ Thomas Tays
Thomas Tays
Vice President & Secretary